Exhibit 21

Berkshire Hills Bancorp, Inc.
Subsidiaries

State or Other Jurisdiction of
Name	Incorporation or Organization

Berkshire Hills Bancorp, Inc.	Delaware
Berkshire Bank	Massachusetts
Beacon Comprehensive Services Corp.	New York
RSB Properties, Inc.	New York
CSB Service Corp.	Massachusetts
Legacy Insurance Services of the Berkshires, LLC	Delaware
Renaissance Investment Group LLC	Delaware
North Street Securities Corporation	Massachusetts
Woodland Securities, Inc.	Massachusetts
Berkshire Insurance Group, Inc.	Massachusetts